CLECO CORPORATE HOLDINGS LLC	EXHIBIT 21

Subsidiaries of the Registrant as of December 31, 2024

SUBSIDIARIES OF REGISTRANT OR ORGANIZATION	STATE OF INCORPORATION
Cleco Power LLC	Louisiana
Cleco Securitization I LLC	Louisiana
Cleco Support Group LLC	Louisiana
Diversified Lands LLC	Louisiana
Oxbow Lignite Company, LLC (50% interest)	Delaware